Exhibit 99.8

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

Territorial Analysis of General Business Operations
Twelve Months to 31 December 2002	B 1
Fourth Quarter	B 2

United Kingdom General Business Operations
Twelve Months to 31 December 2002	B 3
Fourth Quarter	B 4

Europe, Middle East & Africa General Business Operations
Twelve Months to 31 December 2002	B 5
Fourth Quarter	B 6

Americas General Business Operations
Twelve Months to 31 December 2002	B 7
Fourth Quarter	B 8

Asia Pacific General Business Operations
Twelve Months to 31 December 2002	B 9
Fourth Quarter	B 10

Territorial Analysis of Life Business Operations
Life & Pensions	B 11
Shareholders’ Interest in Long Term Business	B 11

United Kingdom General Business Operations Breakdown
Twelve Months to 31 December 2002	B 12
Fourth Quarter	B 13

Americas – USA General Business Operations Breakdown
Twelve Months to 31 December 2002	B 14
Fourth Quarter	B 15

Americas – Canada General Business Operations Breakdown
Twelve Months to 31 December 2002	B 16
Fourth Quarter	B 17

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written

	2002	2001	2001	Currency
		Adjusted	Original	Inc/dec

	£m	£m	£m	%
United Kingdom	3,421	3,487	3,487	(2)
Europe, Middle East & Africa	1,671	1,702	1,601	(2)
Americas	2,654	2,662	2,983	–
Asia Pacific	884	741	739	19
Group Reinsurance	5	3	3	64

	8,635	8,595	8,813	–

	Underwriting Result					Operating Ratio

	2002			2001	2001	2002		2001
				Adjusted	Original
	Accident Years					Accident
						Year
	Current	Prior	Total	Total	Total	Current	Total	Total

	£m	£m	£m	£m	£m	%	%	%
United Kingdom	(58)	(90)	(148)	(454)	(454)	101.3	103.9	113.2
Europe, Middle East & Africa	(84)	(92)	(176)	(116)	(109)	105.1	110.9	106.6
Americas	(90)	(412)	(502)	(463)	(510)	102.6	119.3	117.5
Asia Pacific	15	(12)	3	(4)	(6)	96.6	98.2	99.6
Group Reinsurance	(8)	11	3	(27)	(27)

	(225)	(595)	(820)	(1,064)	(1,106)	102.1	109.4	112.6

Equalisation provision			1	(46)	(46)
Reorganisation costs & goodwill (refer to A7 and A8)			(96)	(124)	(124)

			(915)	(1,234)	(1,276)

Underwriting result as above			(820)	(1,064)	(1,106)
Less: World Trade Center			(71)	(198)	(215)

			(749)	(866)	(891)		108.5	110.0

	General Business Result (based on LTIR)

	2002	2001

	£m	£m
United Kingdom	216	(19)
Europe, Middle East & Africa	10	100
Americas	(202)	(141)
Asia Pacific	86	75
Group Reinsurance	(21)	(26)

	89	(11)

Statistical Analysis	B1

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written

	2002	2001	Currency Inc/dec

	£m	£m	%
United Kingdom	834	909	(8)
Europe, Middle East & Africa	407	368	(11)
Americas	645	656	24
Asia Pacific	259	214	24
Group Reinsurance	3	1	129

	2,148	2,148	3

	Underwriting Result		Operating Ratio

	2002	2001	2002	2001

	£m	£m	%	%
United Kingdom	(84)	(302)	110.1	133.6
Europe, Middle East & Africa	(98)	(37)	125.7	109.8
Americas	(342)	(197)	153.6	130.8
Asia Pacific	(3)	(5)	99.4	101.2
Group Reinsurance	4	(30)

	(523)	(571)	124.3	126.9

Equalisation provision	19	(3)
Other items (refer to A7 and A8)	(63)	(55)

	(567)	(629)

Underwriting result as above	(523)	(571)
Less: World Trade Center	(7)	(15)

	(516)	(556)	123.9	125.7

	General Business Result (based on LTIR)

	2002	Restated 2001

	£m	£m
United Kingdom	4	(188)
Europe, Middle East & Africa	(50)	13
Americas	(267)	(111)
Asia Pacific	21	19
Group Reinsurance	(2)	(30)

	(294)	(297)

Statistical Analysis	B2

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Inc/dec	2002	2001	2002	2001

	£m	£m	%	£m	£m	%	%
Personal	1,647	1,691	(3)	(149)	(33)	110.4	102.8
Commercial	1,774	1,796	(1)	1	(421)	98.2	125.0

	3,421	3,487	(2)	(148)	(454)	103.9	113.2

	General Business Result (based on LTIR)		Return on Capital (net nominal)

	2002	2001	2002	2001

	£m	£m	%	%
Personal	(21)	129	(2)	20
Commercial	237	(148)	22	(19)

	216	(19)	11	(1)

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	74.8	69.3	74.0	98.1	74.4	83.1
Expense ratio	35.6	33.5	24.2	26.9	29.5	30.1

	110.4	102.8	98.2	125.0	103.9	113.2

Statistical Analysis	B3

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Inc/dec	2002	2001	2002	2001

	£m	£m	%	£m	£m	%	%
Personal	381	416	(8)	(70)	(10)	120.3	104.7
Commercial	453	493	(8)	(14)	(292)	101.6	165.8

	834	909	(8)	(84)	(302)	110.1	133.6

	General Business Result (based on LTIR)

	2002	Restated 2001

	£m	£m
Personal	(38)	29
Commercial	42	(217)

	4	(188)

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	80.8	68.5	76.4	139.1	78.4	102.6
Expense ratio	39.5	36.2	25.2	26.7	31.7	31.0

	120.3	104.7	101.6	165.8	110.1	133.6

Statistical Analysis	B4

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EUROPE, MIDDLE EAST & AFRICA GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio

	2002	2001 Adjusted	2001 Original	Currency Inc/dec	2002	2001 Adjusted	2001 Original	2002	2001

	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Scandinavia	525	446	418	18	(37)	(12)	(11)	107.3	103.3
Germany	63	65	61	(3)	(8)	(1)	(1)	113.5	101.6
Ireland	136	136	127	1	(26)	(14)	(13)	119.5	110.5
Italy	135	136	128	(1)	(7)	(11)	(10)	106.5	108.8
Other	57	176	166	(68)	(6)	(1)	(1)	106.7	99.4

	916	959	900	(4)	(84)	(39)	(36)	109.6	104.2

Commercial
Scandinavia	427	361	339	18	(49)	(26)	(25)	111.8	106.0
Germany	65	78	73	(17)	(16)	(4)	(4)	125.1	105.5
Ireland	117	87	82	33	(9)	(15)	(14)	108.4	118.6
Italy	64	60	56	7	(4)	(4)	(4)	106.0	105.4
Other	82	157	151	(47)	(14)	(28)	(26)	116.3	117.5

	755	743	701	2	(92)	(77)	(73)	112.5	109.8

Total
Scandinavia	952	807	757	18	(86)	(38)	(36)	109.3	104.2
Germany	128	143	134	(10)	(24)	(5)	(5)	119.4	103.7
Ireland	253	223	209	13	(35)	(29)	(27)	114.6	113.6
Italy	199	196	184	1	(11)	(15)	(14)	106.3	107.6
Other	139	333	317	(58)	(20)	(29)	(27)	113.0	108.0

	1,671	1,702	1,601	(2)	(176)	(116)	(109)	110.9	106.6

	General Business Result (based on LTIR)		Return On Capital (net nominal)

	2002	2001	2002	2001

Personal	£m	£m	%	%
Scandinavia	21	45	7	17
Rest of Europe	(6)	35	(4)	9

	15	80	2	12

Commercial
Scandinavia	2	21	1	10
Rest of Europe	(7)	(1)	(4)	–

	(5)	20	(2)	4

Total
Scandinavia	23	66	4	14
Rest of Europe	(13)	34	(4)	5

	10	100	–	8

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	85.9	78.7	87.7	84.8	86.7	81.3
Expense ratio	23.7	25.5	24.8	25.0	24.2	25.3

	109.6	104.2	112.5	109.8	110.9	106.6

Statistical Analysis	B5

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EUROPE, MIDDLE EAST & AFRICA GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Currency Inc/dec	2002	2001	2002	2001

	£m	£m	%	£m	£m	%	%
Personal
Scandinavia	147	104	16	(21)	(5)	116.1	108.3
Germany	13	10	–	(1)	–	116.8	109.9
Ireland	37	32	(8)	(25)	(15)	165.5	148.7
Italy	33	39	(33)	–	(7)	98.0	122.0
Other	1	(12)	(96)	(2)	(4)	299.5	84.8

	231	173	6	(49)	(31)	123.1	119.2

Commercial
Scandinavia	88	101	(32)	(21)	(2)	124.7	97.4
Germany	13	13	(28)	(5)	(1)	140.0	109.8
Ireland	33	22	21	(1)	–	104.5	100.9
Italy	36	32	–	(8)	(2)	138.5	100.4
Other	6	27	(83)	(14)	(1)	231.7	109.8

	176	195	(27)	(49)	(6)	129.1	100.4

Total
Scandinavia	235	205	(8)	(42)	(7)	119.7	102.9
Germany	26	23	(15)	(6)	(1)	128.2	110.0
Ireland	70	54	4	(26)	(15)	136.1	129.8
Italy	69	71	(18)	(8)	(9)	116.2	114.9
Other	7	15	(75)	(16)	(5)	240.0	130.0

	407	368	(11)	(98)	(37)	125.7	109.8

	General Business Result (based on LTIR)

	2002	2001

	£m	£m
Personal
Scandinavia	(4)	9
Rest of Europe	(18)	(15)

	(22)	(6)

Commercial
Scandinavia	(7)	12
Rest of Europe	(21)	7

	(28)	19

Total
Scandinavia	(11)	21
Rest of Europe	(39)	(8)

	(50)	13

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	99.8	89.9	99.0	79.5	99.4	85.0
Expense ratio	23.3	29.3	30.1	20.9	26.3	24.8

	123.1	119.2	129.1	100.4	125.7	109.8

Statistical Analysis	B6

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AMERICAS GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio

	2002	2001 Adjusted	2001 Original	Currency Inc/dec	2002	2001 Adjusted	2001 Original	2002	2001

	£m	£m	£m	%	£m	£m	£m	%	%
Personal
USA	470	509	561	(8)	(22)	(40)	(44)	104.7	108.2
Canada	348	340	372	2	(47)	(17)	(19)	114.6	105.1
Latin America & Caribbean	86	72	114	18	1	–	(1)	100.7	100.5

	904	921	1,047	(2)	(68)	(57)	(64)	107.7	106.3

Commercial
USA	1,425	1,458	1,607	(2)	(406)	(376)	(415)	129.0	127.3
Canada	179	189	207	(5)	(35)	(21)	(23)	120.2	110.8
Latin America & Caribbean	146	94	122	56	7	(9)	(8)	93.2	104.7

	1,750	1,741	1,936	1	(434)	(406)	(446)	125.2	124.0

Total
USA	1,895	1,967	2,168	(4)	(428)	(416)	(459)	122.8	122.1
Canada	527	529	579	–	(82)	(38)	(42)	116.4	107.1
Latin America & Caribbean	232	166	236	39	8	(9)	(9)	96.0	102.7

	2,654	2,662	2,983	–	(502)	(463)	(510)	119.3	117.5

	General Business Result (based on LTIR)		Return On Capital (based on LTIR)

	2002	2001	2002	2001

Personal	£m	£m	%	%
USA	11	(1)	7	1
Canada	(19)	11	(14)	5
Latin America & Caribbean	7	7	9	7

	(1)	17	(1)	4

Commercial
USA	(212)	(170)	(27)	(19)
Canada	(6)	10	(9)	6
Latin America & Caribbean	17	2	14	1

	(201)	(158)	(22)	(16)

Total
USA	(201)	(171)	(21)	(15)
Canada	(25)	21	(12)	6
Latin America & Caribbean	24	9	12	4

	(202)	(141)	(16)	(10)

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	79.3	78.0	92.3	91.5	87.9	86.5
Expense ratio	28.4	28.3	32.9	32.5	31.4	31.0

	107.7	106.3	125.2	124.0	119.3	117.5

Statistical Analysis	B7

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AMERICAS GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Currency Inc/dec	2002	2001	2002	2001

	£m	£m	%	£m	£m	%	%
Personal
USA	97	118	2	(30)	(19)	126.1	117.6
Canada	84	90	9	(26)	(4)	171.5	106.1
Latin America & Caribbean	21	31	15	2	–	97.7	98.5

	202	239	(1)	(54)	(23)	126.0	110.6

Commercial
USA	359	324	35	(268)	(159)	172.7	151.4
Canada	40	55	(16)	(24)	(12)	152.8	123.9
Latin America & Caribbean	44	38	61	4	(3)	83.0	102.9

	443	417	21	(288)	(174)	167.1	143.4

Total
USA	456	442	26	(298)	(178)	161.7	142.0
Canada	124	145	(1)	(50)	(16)	137.7	112.7
Latin America & Caribbean	65	69	43	6	(3)	88.9	101.3

	645	656	24	(342)	(197)	153.6	130.8

	General Business Result (based on LTIR)

	2002	Restated 2001

	£m	£m
Personal
USA	(22)	(8)
Canada	(19)	2
Latin America & Caribbean	2	2

	(39)	(4)

Commercial
USA	(218)	(103)
Canada	(16)	(4)
Latin America & Caribbean	6	–

	(228)	(107)

Total
USA	(240)	(111)
Canada	(35)	(2)
Latin America & Caribbean	8	2

	(267)	(111)

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	95.2	81.9	137.3	109.2	123.5	98.7
Expense ratio	30.8	28.7	29.8	34.2	30.1	32.1

	126.0	110.6	167.1	143.4	153.6	130.8

Statistical Analysis	B8

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ASIA PACIFIC GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio

	2002	2001 Adjusted	2001 Original	Currency Inc/dec	2002	2001 Adjusted	2001 Original	2002	2001

	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Australia	442	379	382	17	33	15	15	91.3	94.9
New Zealand	60	33	29	86	3	2	2	96.0	94.5
Other	53	48	49	9	(5)	–	–	110.1	99.8

	555	460	460	21	31	17	17	93.5	94.9

Commercial
Australia	174	152	153	15	(15)	(19)	(20)	106.3	112.3
New Zealand	80	57	50	39	8	10	9	89.7	77.5
Other	75	72	76	5	(21)	(12)	(12)	125.8	115.6

	329	281	279	17	(28)	(21)	(23)	106.6	107.3

Total
Australia	616	531	535	16	18	(4)	(5)	95.5	100.0
New Zealand	140	90	79	56	11	12	11	92.8	84.4
Other	128	120	125	6	(26)	(12)	(12)	117.4	109.2

	884	741	739	19	3	(4)	(6)	98.2	99.6

	General Business Result (based on LTIR)		Return On Capital (net nominal)

	2002	2001	2002	2001

	£m	£m	%	%
Personal
Australia	73	55	26	20
Other Asia Pacific	6	9	7	15

	79	64	22	19

Commercial
Australia	5	2	5	2
Other Asia Pacific	2	9	2	10

	7	11	3	5

Total
Australia	78	57	20	15
Other Asia Pacific	8	18	4	11

	86	75	14	14

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	66.0	70.4	74.4	73.1	68.9	71.4
Expense ratio	27.5	24.5	32.2	34.2	29.3	28.2

	93.5	94.9	106.6	107.3	98.2	99.6

Statistical Analysis	B9

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ASIA PACIFIC GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Currency Inc/dec	2002	2001	2002	2001

	£m	£m	%	£m	£m	%	%
Personal
Australia	128	113	26	20	8	84.5	91.5
New Zealand	21	10	74	5	1	76.4	91.1
Other	14	11	–	(2)	–	112.1	93.3

	163	134	27	23	9	85.7	91.7

Commercial
Australia	51	44	30	(13)	(12)	123.3	124.7
New Zealand	28	20	1	(1)	6	105.3	62.3
Other	17	16	15	(12)	(8)	165.0	147.8

	96	80	19	(26)	(14)	126.6	116.5

Total
Australia	179	157	27	7	(4)	94.9	101.1
New Zealand	49	30	24	4	7	91.3	73.7
Other	31	27	8	(14)	(8)	139.0	128.6

	259	214	24	(3)	(5)	99.4	101.2

	General Business Result (based on LTIR)

	2002	2001

	£m	£m
Personal
Australia	31	20
Other Asia Pacific	6	3

	37	23

Commercial
Australia	(7)	(5)
Other Asia Pacific	(9)	1

	(16)	(4)

Total
Australia	24	15
Other Asia Pacific	(3)	4

	21	19

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	57.2	66.2	92.6	80.3	68.9	71.6
Expense ratio	28.5	25.5	34.0	36.2	30.5	29.6

	85.7	91.7	126.6	116.5	99.4	101.2

Statistical Analysis	B10

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

Net Premiums Written	Twelve Months to 31 December				Fourth Quarter

	2002	2001 Adjusted	2001 Original	Currency Inc/dec	2002	2001

	£m	£m	£m	%	£m	£m
United Kingdom	955	1,764	1,764	(46)	10	340
Europe, Middle East & Africa	589	760	737	(23)	145	221
Americas	129	167	195	(23)	32	14
Asia Pacific	209	208	203	1	60	57

	1,882	2,899	2,899	(35)	247	632

SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS

	12 Months 2002	12 Months 2001

	(unaudited) £m	(unaudited) £m
Balance brought forward	2,503	2,797

Exchange	(2)	(40)
Movements for the year	(180)	(173)
Dividends and transfers	(109)	(142)
Capital injections	(49)	233
Acquisitions	(136)	4
Disposals	(153)	(176)

Balance carried forward	1,874	2,503

The movement for the year in the shareholders’ interest in long term business can be summarised as follows:

	12 Months 2002	12 Months 2001

	(unaudited )£m	(unaudited )£m
New business	(9)	33
Expected return	116	146
Operating margin	177	135

	284	314
Assumption changes:
Operating	(58)	(77)
Economic	(279)	(72)
Investment variances	(202)	(420)

Gross movement for the year	(255)	(255)
Tax	75	82

Movement for the year	(180)	(173)

Life Business Result	Twelve Months to 31 December				Fourth Quarter

	2002	2001 Adjusted	2001 Original	Currency Inc/dec	2002	2001

	£m	£m	£m	%	£m	£m
United Kingdom	110	118	118	(7)	31	45
Europe, Middle East & Africa	62	16	15	289	49	1
Americas	20	13	16	55	11	7
Asia Pacific	35	38	37	(7)	2	15

	227	185	186	24	93	68
Other items (refer to A7 and A8)	(18)	(13)	(13)	–	(9)	(4)

	209	172	173	26	84	64

Statistical Analysis	B11

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Inc/dec	2002	2001	2002	2001

	£m	£m	%	£m	£m	%	%
Personal
Household	882	840	5	(67)	4	109.7	101.3
Motor	467	527	(11)	(109)	(51)	122.9	109.5
Other	298	324	(8)	27	14	91.3	95.8

	1,647	1,691	(3)	(149)	(33)	110.4	102.8

Commercial
Property	812	649	25	70	(70)	87.9	111.6
Casualty	307	259	19	(81)	(134)	128.0	157.2
Motor	482	483	–	23	19	94.6	95.5
Other*	173	405	(57)	(11)	(236)	100.7	166.5

	1,774	1,796	(1)	1	(421)	98.2	125.0

Total	3,421	3,487	(2)	(148)	(454)	103.9	113.2

	General Business Result (based on LTIR)		Return On Capital (net nominal)

	2002	2001	2002	Restated 2001

	£m	£m	%	%
Personal	(21)	129	(2)	20
Commercial	237	(148)	22	(19)

	216	(19)	11	(1)

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	74.8	69.3	74.0	98.1	74.4	83.1
Expense ratio	35.6	33.5	24.2	26.9	29.5	30.1

	110.4	102.8	98.2	125.0	103.9	113.2

* Premium impacted by one–off reinsurance premium. This has not been reflected in the calculation of the operating ratio.

Statistical Analysis	B12

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Inc/dec	2002	2001	2002	2001

	£m	£m	%	£m	£m	%	%
Personal
Household	231	224	3	(5)	(1)	104.5	103.3
Motor	87	121	(28)	(80)	(13)	170.3	111.0
Other	63	71	(11)	15	4	83.7	99.3

	381	416	(8)	(70)	(10)	120.3	104.7

Commercial
Property	192	169	14	29	(15)	83.0	109.2
Casualty	80	67	20	(62)	(100)	175.0	266.5
Motor	109	116	(6)	9	9	91.9	92.5
Other*	72	141	(49)	10	(186)	89.6	296.8

	453	493	(8)	(14)	(292)	101.6	165.8

Total	834	909	(8)	(84)	(302)	110.1	133.6

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	80.8	68.5	76.4	139.1	78.4	102.6
Expense ratio	39.5	36.2	25.2	26.7	31.7	31.0

	120.3	104.7	101.6	165.8	110.1	133.6

* Premium impacted by one–off reinsurance premium. This has not been reflected in the calculation of the operating ratio.

Statistical Analysis	B13

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

USA	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Inc/dec	2002	2001	2002	2001

	$m	$m	%	$m	$m	%	%
Personal
Household	168	178	(5)	14	–	90.5	99.6
Automobile	589	642	(8)	(49)	(64)	108.5	110.5

	757	820	(8)	(35)	(64)	104.7	108.2

Commercial
Property	521	561	(7)	21	(107)	95.0	116.1
Package	358	318	13	(119)	(86)	141.0	128.9
Automobile	221	200	10	(14)	(17)	105.4	109.0
Workers’ comp	742	894	(17)	(198)	(90)	127.7	109.4
General liability*	452	373	21	(343)	(306)	169.5	189.9

	2,294	2,346	(2)	(653)	(606)	129.0	127.3

Total	3,051	3,166	(4)	(688)	(670)	122.8	122.1

	General Business Result (based on LTIR)		Return On Capital (net nominal)

	2002	2001	2002	2001

	£m	£m	%	%
Personal	19	(1)	7	1
Commercial	(341)	(248)	(27)	(19)

	(322)	(249)	(21)	(15)

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	77.0	80.9	97.0	95.6	91.9	91.5
Expense ratio	27.7	27.3	32.0	31.7	30.9	30.6

	104.7	108.2	129.0	127.3	122.8	122.1

*	Premium impacted by one–off prior year adjustment. This has not been reflected in the calculation of the operating ratio.

Statistical Analysis	B14

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

USA	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Inc/dec	2002	2001	2002	2001

	$m	$m	%	$m	$m	%	%
Personal
Household	42	42	1	(1)	–	99.8	99.9
Automobile	129	126	3	(47)	(27)	133.9	123.3

	171	168	2	(48)	(27)	126.1	117.6

Commercial
Property	189	137	38	11	6	86.6	89.6
Package	99	76	30	(30)	(1)	132.4	110.5
Automobile	58	57	–	(11)	(7)	113.2	112.1
Workers’ comp	187	113	65	(140)	(40)	169.5	125.8
General liability*	88	77	15	(266)	(188)	306.3	399.6

	621	460	35	(436)	(230)	172.7	151.4

Total	792	628	26	(484)	(257)	161.7	142.0

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	93.0	89.6	144.0	118.9	132.0	110.7
Expense ratio	33.1	28.0	28.7	32.5	29.7	31.3

	126.1	117.6	172.7	151.4	161.7	142.0

*	Premium impacted by one–off prior year adjustment. This has not been reflected in the calculation of the operating ratio.

Statistical Analysis	B15

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

CANADA	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Inc/dec	2002	2001	2002	2001

	C$m	C$m	%	C$m	C$m	%	%
Personal
Household	269	258	4	1	(12)	100.0	104.3
Motor	615	605	2	(119)	(32)	120.8	105.3

	884	863	2	(118)	(44)	114.6	105.1

Commercial
Property	110	125	(11)	7	(15)	95.9	111.3
Motor	197	200	(2)	(37)	(24)	118.4	112.3
General liability	91	100	(9)	(67)	(25)	173.3	124.0
Other	56	55	1	7	10	85.8	80.7

	454	480	(5)	(90)	(54)	120.2	110.8

Total	1,338	1,343	–	(208)	(98)	116.4	107.1

	General Business Result (based on LTIR)		Return On Capital (net nominal)

	2002	2001	2002	2001

	C$m	C$m	%	%
Personal	(48)	26	(14)	5
Commercial	(18)	22	(9)	6

	(66)	48	(12)	6

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	87.9	79.3	83.7	78.8	86.4	79.1
Expense ratio	26.7	25.8	36.5	32.0	30.0	28.0

	114.6	105.1	120.2	110.8	116.4	107.1

Statistical Analysis	B16

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

CANADA	Net Premiums Written			Underwriting Result		Operating Ratio

	2002	2001	Inc/dec	2002	2001	2002	2001

	C$m	C$m	%	C$m	C$m	%	%
Personal
Household	73	61	18	3	–	94.0	100.6
Motor	153	148	5	(68)	(9)	181.0	108.2

	226	209	9	(65)	(9)	171.5	106.1

Commercial
Property	27	35	(21)	8	(1)	77.8	101.9
Motor	44	49	(12)	(17)	(17)	130.1	136.3
General liability	21	29	(27)	(55)	(13)	324.5	144.9
Other	16	15	1	1	2	86.8	88.5

	108	128	(16)	(63)	(29)	152.8	123.9

Total	334	337	(1)	(128)	(38)	137.7	112.7

Operating Ratio	Personal		Commercial		Total

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Claims ratio	102.6	79.0	118.9	90.1	108.6	83.0
Expense ratio	68.9	27.1	33.9	33.8	29.1	29.7

	171.5	106.1	152.8	123.9	137.7	112.7

Statistical Analysis	B17